Contact

www.linkedin.com/in/muhammad-sadeqi-nezhad (LinkedIn)
www.kahfbiotech.com/ (Company)

Top Skills

Cancer Treatment
Biological Drug Development
Virus Development

Publications

Induced Pluripotent Stem Cells (iPSCs) Provide a Potentially Unlimited T Cell Source for CAR-T Cell Development and Off-the-Shelf Products

Strengthening the CAR-T cell therapeutic application using CRISPR/Cas9 technology

Poly (beta-amino ester) as an In Vivo Nanocarrier for Therapeutic Nucleic Acids

Chimeric Antigen Receptor Based Therapy as a Potential Approach in Autoimmune Diseases: How Close Are We to the Treatment?

Development and biological assessment of MMAE-trastuzumab antibody-drug conjugates (ADCs)

Muhammad Sadeqi Nezhad

Founder and Chief Executive Officer, KAHF Biotech, Inc. | Cancer Scientist
Rochester, New York, United States

Summary

Muhammad Sadeqi Nezhad is the Founder and CEO of KAHF Biotech, Inc., a New York based biotech startup focused on pioneering novel therapeutic strategies to target metastatic and dormant cancer cells-areas often overlooked in conventional oncology approaches.

KAHF Biotech is advancing two validated, novel therapeutic targets and developing first-in-class biologic interventions focused on metastasis and cancer cell dormancy.

He currently collaborates with a talented team at the Wilmot Cancer Institute, an NCI designated Cancer Center, to develop innovative therapeutics and his group at Wilmot has initiated a Pilot Clinical Trial for pancreatic cancer patients.

Muhammad has hands-on experience with a wide range of cutting-edge biotechnologies and molecular tools. His deep technical expertise and proven track record include:

1. Custom-design and development of novel, safety-engineered, inducible first-in-class CAR (Chimeric Antigen Receptor) vectors for next-generation cancer immunotherapy.
2. Design and development of recombinant therapeutic monoclonal antibodies
3. Engineering and developing therapeutic Dicer-substrate siRNA (DsiRNA) systems for in vivo studies
4. Designing, engineering, and developing Antibody Oligonucleotide Conjugate (AOC), ADC, and DAC technologies
5. Custom design of novel CRISPR/Cas9 systems for gene knock-in, knock-out, and knock-down purposes
6. CRISPR/Cas13 and CRISPR activation (e.g., SunTag) technologies
7. Viral vector production: Lentivirus, Retrovirus, and AAV

8. shRNA design and lentiviral systems
9. BioID (biotin ligase) proximity labeling in living cells
10. Development of Protein-degrader system (Degron construct) for target discovery and validation
11. Advanced molecular cloning techniques
12. Orthotopic tumor model development in vivo

Muhammad is also an active contributor to the scientific community, having conducted over 50 peer reviews for leading journals and Publishers such as Nature and Cell Press. Additionally, he co-led the development of a research topic for Frontiers in Immunology in collaboration with prominent scientists from MD Anderson Cancer Center, Emory University, and Texas Medical Center. This initiative culminated in the publication of eight peer-reviewed articles under the topic.

Experience

Wilmot Cancer Institute
Cancer Scientist
August 2022 - Present (3 years 6 months)
New York, United States

KAHF Biotech, Inc.
Chief Executive Officer
May 2025 - Present (9 months)
New York, United States

Founder and CEO, KAHF Biotech, Inc.

Education

University of Rochester School of Medicine and Dentistry
Doctor of Philosophy - PhD, Oncology and Cancer Biology · (August 2022 - July 2026)

Wilmot Cancer Institute